S 20008180

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMAS, LLC d/b/a Curran Advisory Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street, Suite 902
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Galazzo (518) 391-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin T. Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS, LLC d/b/a Curran Advisory Services, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BIANCA J. DeCURTIS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires November 22, 2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2019

CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CIMAS, LLC d/b/a Curran Advisory Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Curran Advisory Services as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Curran Advisory Services as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Curran Advisory Services' management. Our responsibility is to express an opinion on Curran Advisory Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Curran Advisory Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Curran Advisory Services' financial statements. The supplemental information is the responsibility of Curran Advisory Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Curran Advisory Services' auditor since 2004.

Albany, New York
February 26, 2020

CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
Cash	$	500
Commissions receivable		6,495
Refund receivable		1,680
Investment in money market fund, at fair value		19,664
Due from affiliate		1,540
Prepaid expenses and other assets		5,358
Total assets	$	35,237
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	1,105
Total liabilities		1,105
MEMBERS' EQUITY		34,132
Total liabilities and members' equity	$	35,237

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2019

Revenues:		
Commissions - debt and equity securities	$	3,263
Commissions - mutual funds		50,759
Commissions - insurance		2,645
Interest and other income		701
Total revenues		57,368
Expenses:		
Clearing and custody	$	8,613
Employee compensation and benefits		17,640
Education and training		330
Insurance		8,663
Licenses and permits		6,864
Occupancy		3,120
Professional		23,905
Annual Filing Fee		25
Utilities		360
Total expenses		69,520
Net loss	$	(12,152)

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2019

Balance, January 1, 2019	$ 106,284
Member draw	(60,000)
Net loss	(12,152)
Balance, December 31, 2019	$ 34,132

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(12,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(1,680)
Increase in commissions receivable		(2,479)
Decrease in prepaid expenses and other assets		6,571
Change in due from/to affiliate		(11,410)
Increase in accounts payable and accrued expenses		1,105
Cash used in operating activities		(20,045)
CASH FLOW FROM INVESTING ACTIVITIES		
Withdrawals from clearing firm		50,000
Withdrawals from money market fund, net		30,140
Cash provided by investing activities		80,140
CASH FLOW FROM FINANCING ACTIVITIES		
Member Draw		(60,000)
Cash used in financing activities		(60,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	95
CASH AND CASH EQUIVALENTS, Beginning of year		405
CASH AND CASH EQUIVALENTS, End of year	$	500

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a two member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management and d/b/a Curran Wealth Management (CIM, LLC) is an affiliate of the Company.

(b) Revenue Recognition

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions on mutual funds, insurance, interest and other income are recognized when earned. Commissions receivable represent commissions earned on these transactions, but not collected by the company. Commissions receivable also represent the unpaid portion of 12b-1 fee income adjusted for estimated uncollectible amounts.

Bad debts are provided for on the allowance method based upon historical experience and management's estimation of collection losses on outstanding receivables. Receivables are written off against the allowance based on individual credit evaluation and specific circumstances of the client. As of December 31, 2019, there was no allowance for uncollectible amounts.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Previously all customer transactions were cleared through another broker-dealer (Note 4) on a fully disclosed basis and the Company promptly forwarded all funds and securities of its customers received in connection with its activities to this broker-dealer. The relationship with the clearing firm ended in the current year and the deposited amount was returned. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and it is the partner's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2019.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities.

(g) Fair Value Measurement

Management determines the appropriate classification of securities at the time of purchase. Securities held for resale in anticipation of short-term market movements are classified as trading. Trading securities are recorded at fair value with changes in fair value included in earnings.

Investments are accounted for under *Fair Value Measurements,* a practice which establishes a framework for measuring the fair value of investments and provides for certain investment related disclosures. Fair value is defined as the price that would be received for an asset, in the principal or most advantageous market for the asset, in an orderly transaction between market participants on the measurement date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Fair Value Measurement (Continued)

The following describes the three levels of inputs that may be used to measure fair value:

Level 1 – Quoted (unadjusted) market prices in active markets for identical assets.

Level 2 – Observable inputs (other than quoted market prices) in active markets for identical assets.

Level 3 – Unobservable inputs in which there is little or no market data available, which may require the Company to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(h) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financials were available for issuance.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, CIM, LLC allocated certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. CIM, LLC is reimbursed by the Company on a monthly basis at a flat rate of $1,760 per month for occupancy expenses, employee services and other miscellaneous operating expenses. Expenses allocated to the Company were $21,120 for the year ended December 31, 2019. As of December 31, 2019 there was an overpayment to CIM, LLC of $1,540 for 2019 shared expenses.

In December 2019, the Company and CIM, LLC renewed the purchase of business insurance from a captive insurance company owned by the member's spouse. Coverage includes various business risks such as business interruption, data breach, legislative and regulatory, etc. Total premium approximated $272,500 in 2019, of which approximately $5,500 was allocated to the Company. The prepaid portion at December 31, 2019 was $1,079 and is included in prepaid expenses.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2019, the Company had net capital, as defined, of approximately $18,000, which was approximately $13,000 in excess of its minimum required net capital of $5,000 at December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31, 2019.

NOTE 4 — COMMITMENT

In December 2010 the Company entered into a clearing agreement with its clearing firm. This agreement required the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm required the Company to maintain minimum deposits of $50,000 and excess net capital, as defined, however the clearing firm had the right to change these requirements. There was no minimum transaction fee required under the agreement. As of December 31, 2019 the relationship with the clearing firm was ended and the deposit was returned.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Company places cash and cash equivalents with high quality credit institutions. At times such amounts may be in excess of the FDIC insurance limit.

FDIC insurance per depositor, per institution is $250,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CURRAN ADVISORY SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2019

Net Capital		
Total members' equity qualified for net capital	$	34,132
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$	(8,175)
Due from affiliate		(1,540)
Prepaid expenses and other assets		(5,358)
CRD Account		(500)
Net capital before haircuts on securities positions	$	18,559
Haircuts on money market investment (2%)		(393)
Net Capital	$	18,166
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	1,105
Total aggregate indebtedness	$	1,105
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$	74
Minimum net capital requirement		5,000
Excess net capital over minimum net capital requirement	$	13,166
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	12,166

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report filed on February 24, 2020 and the above schedule as of December 31, 2019.

OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CIMAS, LLC d/b/a Curran Advisory Services

We have reviewed management's statements, included in the accompanying Curran Advisory Services' Exempt Report, in which (1) Curran Advisory Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Curran Advisory Services claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Curran Advisory Services stated that Curran Advisory Services met the identified exemption provisions throughout the most recent fiscal year without exception. Curran Advisory Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curran Advisory Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 26, 2020

Curran Advisory Services' Exemption Report

Curran Advisory Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) *(2)(ii)* (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year **January 1, 2019** to **December 31, 2019** without exception.

Kevin T. Curran
Curran Advisory Services

2/26/20
Date

By: Kevin T. Curran
Title: President/FINOP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMAS, LLC d/b/a Curran Advisory Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street, Suite 902
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Galazzo (518) 391-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin T. Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS, LLC d/b/a Curran Advisory Services, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BIANCA J. DeCURTIS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires November 22, 2020

Bianca J DeCurtis
Notary Public

Kevin T. Curran
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2019

CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CIMAS, LLC d/b/a Curran Advisory Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Curran Advisory Services as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Curran Advisory Services as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Curran Advisory Services' management. Our responsibility is to express an opinion on Curran Advisory Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Curran Advisory Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Curran Advisory Services' financial statements. The supplemental information is the responsibility of Curran Advisory Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Curran Advisory Services' auditor since 2004.

Albany, New York
February 26, 2020

CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
Cash	$	500
Commissions receivable		6,495
Refund receivable		1,680
Investment in money market fund, at fair value		19,664
Due from affiliate		1,540
Prepaid expenses and other assets		5,358
Total assets	$	35,237
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	1,105
Total liabilities		1,105
MEMBERS' EQUITY		34,132
Total liabilities and members' equity	$	35,237

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2019

Revenues:		
Commissions - debt and equity securities	$	3,263
Commissions - mutual funds		50,759
Commissions - insurance		2,645
Interest and other income		701
Total revenues		57,368
Expenses:		
Clearing and custody	$	8,613
Employee compensation and benefits		17,640
Education and training		330
Insurance		8,663
Licenses and permits		6,864
Occupancy		3,120
Professional		23,905
Annual Filing Fee		25
Utilities		360
Total expenses		69,520
Net loss	$	(12,152)

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2019

Balance, January 1, 2019	$	106,284
Member draw		(60,000)
Net loss		(12,152)
Balance, December 31, 2019	$	34,132

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(12,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(1,680)
Increase in commissions receivable		(2,479)
Decrease in prepaid expenses and other assets		6,571
Change in due from/to affiliate		(11,410)
Increase in accounts payable and accrued expenses		1,105
Cash used in operating activities		(20,045)
CASH FLOW FROM INVESTING ACTIVITIES		
Withdrawals from clearing firm		50,000
Withdrawals from money market fund, net		30,140
Cash provided by investing activities		80,140
CASH FLOW FROM FINANCING ACTIVITIES		
Member Draw		(60,000)
Cash used in financing activities		(60,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	95
CASH AND CASH EQUIVALENTS, Beginning of year		405
CASH AND CASH EQUIVALENTS, End of year	$	500

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a two member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management and d/b/a Curran Wealth Management (CIM, LLC) is an affiliate of the Company.

(b) Revenue Recognition

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions on mutual funds, insurance, interest and other income are recognized when earned. Commissions receivable represent commissions earned on these transactions, but not collected by the company. Commissions receivable also represent the unpaid portion of 12b-1 fee income adjusted for estimated uncollectible amounts.

Bad debts are provided for on the allowance method based upon historical experience and management's estimation of collection losses on outstanding receivables. Receivables are written off against the allowance based on individual credit evaluation and specific circumstances of the client. As of December 31, 2019, there was no allowance for uncollectible amounts.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Previously all customer transactions were cleared through another broker-dealer (Note 4) on a fully disclosed basis and the Company promptly forwarded all funds and securities of its customers received in connection with its activities to this broker-dealer. The relationship with the clearing firm ended in the current year and the deposited amount was returned. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and it is the partner's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2019.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities.

(g) Fair Value Measurement

Management determines the appropriate classification of securities at the time of purchase. Securities held for resale in anticipation of short-term market movements are classified as trading. Trading securities are recorded at fair value with changes in fair value included in earnings.

Investments are accounted for under *Fair Value Measurements,* a practice which establishes a framework for measuring the fair value of investments and provides for certain investment related disclosures. Fair value is defined as the price that would be received for an asset, in the principal or most advantageous market for the asset, in an orderly transaction between market participants on the measurement date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Fair Value Measurement (Continued)

The following describes the three levels of inputs that may be used to measure fair value:

Level 1 – Quoted (unadjusted) market prices in active markets for identical assets.

Level 2 – Observable inputs (other than quoted market prices) in active markets for identical assets.

Level 3 – Unobservable inputs in which there is little or no market data available, which may require the Company to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(h) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financials were available for issuance.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, CIM, LLC allocated certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. CIM, LLC is reimbursed by the Company on a monthly basis at a flat rate of $1,760 per month for occupancy expenses, employee services and other miscellaneous operating expenses. Expenses allocated to the Company were $21,120 for the year ended December 31, 2019. As of December 31, 2019 there was an overpayment to CIM, LLC of $1,540 for 2019 shared expenses.

In December 2019, the Company and CIM, LLC renewed the purchase of business insurance from a captive insurance company owned by the member's spouse. Coverage includes various business risks such as business interruption, data breach, legislative and regulatory, etc. Total premium approximated $272,500 in 2019, of which approximately $5,500 was allocated to the Company. The prepaid portion at December 31, 2019 was $1,079 and is included in prepaid expenses.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2019, the Company had net capital, as defined, of approximately $18,000, which was approximately $13,000 in excess of its minimum required net capital of $5,000 at December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31, 2019.

NOTE 4 — COMMITMENT

In December 2010 the Company entered into a clearing agreement with its clearing firm. This agreement required the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm required the Company to maintain minimum deposits of $50,000 and excess net capital, as defined, however the clearing firm had the right to change these requirements. There was no minimum transaction fee required under the agreement. As of December 31, 2019 the relationship with the clearing firm was ended and the deposit was returned.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Company places cash and cash equivalents with high quality credit institutions. At times such amounts may be in excess of the FDIC insurance limit.

FDIC insurance per depositor, per institution is $250,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2019

Net Capital		
Total members' equity qualified for net capital	$	34,132
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$	(8,175)
Due from affiliate		(1,540)
Prepaid expenses and other assets		(5,358)
CRD Account		(500)
Net capital before haircuts on securities positions	$	18,559
Haircuts on money market investment (2%)		(393)
Net Capital	$	18,166
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	1,105
Total aggregate indebtedness	$	1,105
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$	74
Minimum net capital requirement		5,000
Excess net capital over minimum net capital requirement	$	13,166
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	12,166

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report filed on February 24, 2020 and the above schedule as of December 31, 2019.

OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CIMAS, LLC d/b/a Curran Advisory Services

We have reviewed management's statements, included in the accompanying Curran Advisory Services' Exempt Report, in which (1) Curran Advisory Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Curran Advisory Services claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Curran Advisory Services stated that Curran Advisory Services met the identified exemption provisions throughout the most recent fiscal year without exception. Curran Advisory Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curran Advisory Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 26, 2020

Curran Advisory Services' Exemption Report

Curran Advisory Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) *(2)(ii)* (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year **January 1, 2019** to **December 31, 2019** without exception.

Kevin T. Curran
Curran Advisory Services

2/26/20
Date

By: Kevin T. Curran
Title: President/FINOP

CURRAN

ADVISORY SERVICES

February 28, 2020

Via UPS Overnight

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: Annual Audited Report

To Whom It May Concern:

Enclosed please find two (2) copies of our firm's annual audited report. Please contact me if you have any problems or questions.

Sincerely,

Christopher DeWitt
Compliance Manager

Encl.

30 SOUTH PEARL STREET • ALBANY, NY 12207 • (518) 391-4200 • (866) 4321-CIM • FAX: (518) 391-4242 • WWW.CURRANLLC.COM

CIMAS, LLC, member FINRA